  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 31, 2019

Eldorado Gold Announces Commercial Production at Lamaque and
Provides Q1 2019 Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce that it has achieved commercial production at its wholly owned Lamaque mine (Lamaque) in Quebec as at March 31, 2019. Lamaque produces ore from the Triangle-deposit, which is then processed at the refurbished Sigma Mill.

With an initial mine life of approximately seven years, Lamaque is forecast to produce 100,000-110,000 ounces of gold in 2019. Production is expected to increase to 125,000-135,000 ounces of gold in 2020 and 2021. In 2018, the Inferred Resources at Lamaque were increased by over 50%, and further drilling is currently ongoing to increase both the reserves and resources. With over 37,000 meters of exploration drilling budgeted for 2019 and excess capacity at the Sigma Mill the Company is well positioned and focused on optimizing the potential of the Lamaque mine.

Eldorado’s Chief Operating Officer, Paul Skayman, stated: “We are proud to announce the achievement of this important milestone just over 18 months after acquiring this asset. It is a testament to all of the hard work that has gone into the exploration, pre-feasibility study, engineering and construction that we have safely delivered commercial production ahead of schedule. I would like to thank everyone who worked on this project, especially Sylvain Lehoux, Lamaque General Manager, and the rest of the team at site.”

Q1 2019 Financial and Operational Results

Eldorado Gold will release its Q1 2019 Financial and Operational Results after market closes on Thursday, May 2, 2019 and will host a conference call on Friday, May 3, 2019 at 11:30am ET (8:30am PT). The call will be webcast and be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via:
http://services.choruscall.ca/links/eldoradogold20190503.html

Conference Call Details	Replay (available until June 7, 2019)
Date: May 3, 2019	Vancouver: +1 604 638 9010
Time: 8:30 am PT (11:30 am ET)	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 3049
Toll free: 1 800 319 4610

AGM Details and AIF Filing

The Company will hold its 2019 Annual Meeting of Shareholders (the “AGM”) on Thursday, May 2, 2019 at 3:00pm PT in Vancouver, BC. Further details regarding the AGM and the meeting materials will be available on SEDAR and on www.eldoradogold.com.

The Company has also filed its annual information form and 2018 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2018, with the SEC on EDGAR as well as the Canadian securities authorities on SEDAR. These documents are also available at www.eldoradogold.com and a hard copy will be provided to shareholders free-of-charge upon request.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
+1 604 687 4018 or 1 888 353 8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
+1 604 687 4018 or 1 888 353 8166 louiseb@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production and exploration drilling at Lamaque; increases to reserves and resources and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.